Exhibit 99(a)(5)(v)

SurModics Announces Preliminary Results of its Modified Dutch Tender Offer

EDEN PRAIRIE, Minn – (BUSINESS WIRE) – September 6, 2012—SurModics, Inc. (Nasdaq:SRDX), a leading provider of surface modification and in vitro diagnostic technologies to the healthcare industries, today announced the preliminary results of its modified Dutch auction tender offer for up to $55.0 million in value of its common stock, which expired at 5:00 p.m., New York City time, on Wednesday, September 5, 2012. In accordance with the terms and conditions of the tender offer, SurModics expects to acquire 2,894,736 shares of its common stock at a price of $19.00 per share, for an aggregate cost of $55 million, excluding fees and expenses relating to the tender offer. These shares represent approximately 16.5% of SurModics’ currently outstanding common stock.

Based on the preliminary count by American Stock Transfer & Trust Company, LLC, the Depositary for the tender offer, approximately 2.96 million shares of SurModics’ common stock were properly tendered and not properly withdrawn at or below the purchase price of $19.00 per share. Since the offer was oversubscribed, the number of shares that SurModics will purchase from each tendering shareholder will be pro-rated. Based upon the preliminary count by the Depositary of shares tendered, SurModics estimates that the proration factor will be approximately 97.8%. The proration factor is a preliminary estimate and is subject to change for a number of reasons, including if some or all of the shares tendered through notices of guaranteed delivery are not delivered within the applicable three trading day settlement period and the impact of odd-lot tenders and conditional tenders. The final proration factor will be announced promptly following completion of the verification process. Promptly after such announcement, the Depositary will issue payment for the shares validly tendered and accepted under the tender offer and will return all other shares tendered. It is currently expected that payment for all shares purchased will be made on or about September 10, 2012.

As of September 5, 2012, SurModics had approximately 17.54 million shares of common stock outstanding. After giving effect to the results of the tender offer, SurModics expects to have approximately 14.65 million shares of common stock outstanding.

Citigroup Global Markets Inc. is the dealer manager. MacKenzie Partners, Inc. is the information agent and American Stock Transfer & Trust Company is the depositary for the tender offer.

About SurModics, Inc.

SurModics’ mission is to exceed our customers’ expectations and enhance the well-being of patients by providing the world’s foremost, innovative surface modification technologies and in vitro diagnostic chemical components. The Company partners with the world’s leading and emerging medical device, diagnostic and life science companies to develop and commercialize innovative products designed to improve patient diagnosis and treatment. Core offerings include surface modification coating technologies that impart lubricity, prohealing, and biocompatibility capabilities; and components for in vitro diagnostic test kits and microarrays. SurModics is headquartered in Eden Prairie, Minnesota.

CONTACT:

SurModics, Inc.

Tim Arens, 952-500-7000

Vice President of Finance and interim Chief Financial Officer

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